March 9, 2007

Mark A. Bertelsen, Esq.
N. Anthony Jeffries, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Re: Schedule TO-T filed February 20, 2007
Filed by Polycom, Inc. and Spyglass Acquisition Corp.
SEC File No. 5-48227

Gentlemen:

We have the following comments on your filing.

Schedule TO-T

Certain Information Concerning the Company

1.   Contrary to what has been disclosed in the offering documents, the "Parent and
Offeror," as defined in the offer to purchase, are responsible for the accuracy and
completeness of the information concerning Spectralink that has been disclosed in the
Schedule TO-T. Please revise.

Source and Amount of Funds

2.   Disclose whether or not an alternative financing plan exists. See Item 1007 of
Regulation M-A.

Top-Up Option Following Offer

3.   Please provide us with a brief legal analysis in support of the apparent conclusion that any purchases made by the bidders pursuant to this option would not contravene Rule 14e-5. Specifically address the date on which the contract was executed to permit these purchases in relation to the date when the business combination was announced.

Conditions to the Offer

4.   All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived prior to expiration. The offer conditions indicate that the bidders reserve the right to exercise options "at any time from time to time." Please revise this language to remove any implication that the conditions to the offer may be asserted after the offer's expiration. Multiple changes in the offer document need to be made in order to fully address this comment.

5.   The disclosure indicates that once a condition is triggered, a failure by the bidders to exercise their right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. The bidders, through their action or inaction, also are not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that the bidders reserve the right to conduct an illusory offer.

Closing Comments

        Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions regarding our comments to me at 202.551.3266.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

- the filing person has been advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions